Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Mar 31,		Growth % Q4 18 over Q4 17	Dec 31, 2017	Growth % Q4 18 over Q3 18
	2018	2017			
Revenues	**2,805**	**2,569**	**9.2**	**2,755**	**1.8**
Cost of sales	1,793	1,614	11.1	1,773	1.1
Gross Profit	**1,012**	**955**	**6.0**	**982**	**3.1**
Operating Expenses:					
Selling and marketing expenses	147	133	10.5	136	8.1
Administrative expenses	172	188	(8.5)	177	(2.8)
Total Operating Expenses	**319**	**321**	**(0.6)**	**313**	**1.9**
Operating Profit	**693**	**634**	**9.3**	**669**	**3.6**
Other Income, net*	82	112	(26.8)	149	(45.0)
Share in net profit/(loss) of associate, incl. impairment#	-	(4)	-	-	-
Profit before income taxes	**775**	**742**	**4.4**	**818**	**(5.3)**
Income tax expense**	204	199	2.5	22	827.3
Net Profit**	**571**	**543**	**5.3**	**796**	**(28.2)**
Basic EPS ($)**	**0.26**	**0.24**	**10.8**	**0.35**	**(24.8)**
Diluted EPS ($)	**0.26**	**0.24**	**10.7**	**0.35**	**(24.8)**

Statement of Comprehensive Income for year ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Mar 31,		Growth %
	2018	2017	
Revenues	**10,939**	**10,208**	**7.2**
Cost of sales	7,001	6,446	8.6
Gross Profit	**3,938**	**3,762**	**4.7**
Operating Expenses:			
Selling and marketing expenses	552	535	3.2
Administrative expenses	727	707	2.8
Total Operating Expenses	**1,279**	**1,242**	**3.0**
Operating Profit	**2,659**	**2,520**	**5.5**
Other Income, net*	495	459	7.8
Share in net profit/(loss) of associate, incl. impairment#	(11)	(5)	-
Profit before income taxes	**3,143**	**2,974**	**5.7**
Income tax expense**	657	834	(21.2)
Net Profit**	**2,486**	**2,140**	**16.2**
Basic EPS ($)**	**1.10**	**0.94**	**17.8**
Diluted EPS ($)	**1.10**	**0.94**	**17.7**

Note: **During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million which pertains to previous periods which are no longer required. Consequently, profit for the quarter ended December 31, 2017 and the year ended March 31, 2018 has increased and therefore has led to an increase in Basic earnings per equity share by $0.10 for quarter ended December 31, 2017 and $0.09 for the year ended March 31, 2018.

*In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya (collectively referred to as the "disposal group"). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified as "held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of $18 million in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018. The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

*Other income includes $31 million towards interest on income tax refund for the quarter ended December 31, 2017 and $41 million for the year ended March 31, 2018.
#During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was $3 million.

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹crore, except per equity share data

Particulars	Mar 31,		Growth % Q4 18 over Q4 17	Dec 31, 2017	Growth % Q4 18 over Q3 18
	2018	2017			
Revenues	**18,083**	**17,120**	**5.6**	**17,794**	**1.6**
Cost of sales	11,554	10,770	7.3	11,450	0.9
Gross Profit	**6,529**	**6,350**	**2.8**	**6,344**	**2.9**
Operating Expenses:					
Selling and marketing expenses	947	889	6.5	877	8.0
Administrative expenses	1,110	1,249	(11.1)	1,148	(3.3)
Total Operating Expenses	**2,057**	**2,138**	**(3.8)**	**2,025**	**1.6**
Operating Profit	**4,472**	**4,212**	**6.2**	**4,319**	**3.5**
Other Income, net*	534	746	(28.4)	962	(44.5)
Share in net profit/(loss) of associate, incl. impairment#	-	(25)	-	-	-
Profit before income taxes	**5,006**	**4,933**	**1.5**	**5,281**	**(5.2)**
Income tax expense**	1,316	1,330	(1.1)	152	765.8
Net Profit**	**3,690**	**3,603**	**2.4**	**5,129**	**(28.1)**
Basic EPS (₹)**	**16.98**	**15.77**	**7.7**	**22.55**	**(24.7)**
Diluted EPS (₹)	**16.97**	**15.76**	**7.7**	**22.53**	**(24.7)**

Statement of Comprehensive Income for year ended,

(As per IFRS)

In ₹crore, except per equity share data

Particulars	Mar 31,		Growth %
	2018	2017	
Revenues	**70,522**	**68,484**	**3.0**
Cost of sales	45,130	43,253	4.3
Gross Profit	**25,392**	**25,231**	**0.6**
Operating Expenses:			
Selling and marketing expenses	3,560	3,591	(0.9)
Administrative expenses	4,684	4,739	(1.2)
Total Operating Expenses	**8,244**	**8,330**	**(1.0)**
Operating Profit	**17,148**	**16,901**	**1.5**
Other Income, net*	3,193	3,080	3.7
Share in net profit/(loss) of associate, incl. impairment#	(71)	(30)	-
Profit before income taxes	**20,270**	**19,951**	**1.6**
Income tax expense**	4,241	5,598	(24.2)
Net Profit**	**16,029**	**14,353**	**11.7**
Basic EPS (₹)**	**71.07**	**62.80**	**13.2**
Diluted EPS (₹)	**71.00**	**62.77**	**13.1**

Note: **During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore which pertains to previous periods which are no longer required. Consequently, profit for the quarter ended December 31, 2017 and the year ended March 31, 2018 has increased and therefore has led to an increase in Basic earnings per equity share by ₹6.29 for quarter ended December 31, 2017 and ₹5.88 for the year ended March 31, 2018.
*In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya (collectively referred to as the "disposal group"). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified as "held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹118 crore in respect

of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018. The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.
*Other income includes ₹200 crore towards interest on income tax refund for the quarter ended December 31, 2017 and ₹262 crore for the year ended March 31, 2018.
#During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to ₹71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was ₹18 crore.

Revenues by Client Geography

(In %)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
North America	59.4	60.4	62.3	60.4
Europe	24.8	24.4	22.1	23.7
India	2.8	3.0	3.2	3.2
Rest of the world	13.0	12.2	12.4	12.7
Total	**100.0**	**100.0**	**100.0**	**100.0**

=

Revenues by Service Offering

(in %)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Business IT Services	**62.7**	**61.9**	**61.9**	**62.3**
Application Development	15.5	15.4	15.3	15.5
Application Maintenance	15.6	16.2	16.8	16.1
Infrastructure Management Services	9.3	8.8	8.5	8.9
Testing Services	9.8	9.4	9.0	9.5
Product Engineering Services	4.0	4.0	4.0	4.1
Business Process Management	5.4	5.3	5.1	5.2
Others	3.1	2.8	3.2	3.0
Consulting, Package Implementation & Others	**32.4**	**32.8**	**32.6**	**32.5**
Products and Platforms	**4.9**	**5.3**	**5.5**	**5.2**
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues from New Services and New Software launched from April 01, 2015 are included in Table above:

(in %)

	Quarter ended		Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018
*New Services **	11.1	9.9	9.7
*New Software***	1.6	1.7	1.6

* New Services include Cloud Ecosystem, Big Data and Analytics, API and Micro services, Data and Mainframe Modernization, Cyber Security, IoT Engineering Services.
** New Software include Edge, NIA, Panaya, Skava

Revenues by Project Type *

(in %)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Fixed Price	51.0	51.4	49.4	50.5
Time & Materials	49.0	48.6	50.6	49.5
Total	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Banking & Financial Services, Insurance	**33.0**	**33.1**	**33.5**	**33.2**
Banking & financial services	26.2	26.3	27.4	26.7
Insurance	6.8	6.8	6.1	6.5
Manufacturing & Hi-Tech	**21.9**	**21.8**	**22.4**	**21.9**
Retail & Life Sciences	**22.4**	**22.7**	**22.7**	**22.6**
Retail & CPG	13.3	14.1	14.1	13.9
Transport & Logistics	2.5	2.1	2.0	2.1
Life Sciences	4.7	4.6	4.6	4.7
Healthcare	1.9	1.9	2.0	1.9
Energy, Utilities, Communications & Services	**22.7**	**22.4**	**21.4**	**22.3**
Energy & Utilities	5.9	5.8	5.0	5.6
Telecom	10.8	10.5	9.9	10.6
Others	6.0	6.1	6.5	6.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Number of Clients				
Active	1,204	1,191	1,162	1,204
Added during the period (gross)	73	79	71	283
Number of million dollar clients*				
1 Million dollar +	634	630	598	634
5 Million dollar +	295	290	282	295
10 Million dollar +	198	198	189	198
25 Million dollar +	105	101	91	105
50 Million dollar +	57	56	56	57
75 Million dollar +	35	34	31	35
100 Million dollar +	20	20	19	20
Client contribution to revenues				
Top client	3.6%	3.4%	3.3%	3.4%
Top 10 clients	19.2%	19.2%	20.2%	19.3%
Top 25 clients	35.4%	35.3%	36.5%	35.3%
Repeat business	97.6%	98.3%	96.2%	98.5%
Days Sales Outstanding	67	70	68	67

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Effort				
Onsite	28.7	29.0	30.0	29.3
Offshore	71.3	71.0	70.0	70.7
Revenues				
Onsite	54.6	54.8	56.7	55.4
Offshore	45.4	45.2	43.3	44.6
Utilization				
Including trainees	80.8	82.1	78.2	81.2
Excluding trainees	84.7	84.9	82.0	84.6

Person Months Data - Consolidated IT Services

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Billed – Onsite	112,519	112,349	110,574	449,546
– Offshore	279,274	275,029	258,408	1,085,843
TOTAL	**391,793**	**387,378**	**368,982**	**1,535,389**
Non Billable	70,960	68,636	80,799	280,092
Trainees	22,272	15,951	22,044	74,743
Sales & Support	25,711	26,189	27,737	106,083
TOTAL	**510,736**	**498,154**	**499,562**	**1,996,307**

Effort and Revenues - Consolidated IT Services

Particulars	Mar 31,		Growth % Q4 18 over Q4 17	Dec 31, 2017	Growth % Q4 18 over Q3 18
	2018	2017			
Effort - (Person months)					
Onsite	112,519	110,574	1.8	112,349	0.2
Offshore	279,274	258,408	8.1	275,029	1.5
Total	**391,793**	**368,982**	**6.2**	**387,378**	**1.1**
Revenues – ($ million)					
Onsite	1,392	1,316	5.7	1,368	1.8
Offshore	1,159	1,005	15.3	1,129	2.6
Total	**2,551**	**2,321**	**9.9**	**2,497**	**2.1**

Revenue per Employee

(In US $ K)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Revenue per Employee - Consolidated	54.6	53.7	51.4	54.6

Employee Metrics

(Nos.)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Total employees	2,04,107	2,01,691	2,00,364	2,04,107
S/W professionals	1,92,179	1,89,998	1,88,665	1,92,179
Billable	1,82,619	1,80,842	1,78,474	1,82,619
Banking product group	4,308	4,367	4,753	4,308
Trainees	5,252	4,789	5,438	5,252
Sales & Support	11,928	11,693	11,699	11,928
Gross addition	12,329	12,622	9,130	44,110
Attrition	9,913	9,371	8,529	40,367
Net addition	2,416	3,251	601	3,743
Attrition % (Annualized Standalone)	16.6%	15.8%	13.5%	16.4%
Attrition % (Annualized Consolidated)	19.5%	18.7%	17.1%	20.0%

Rupee Dollar Rate (₹)

	Quarter ended			Year Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017	Mar 31, 2018
Period closing rate	65.18	63.88	64.85	65.18
Period average rate	64.44	64.59	66.73	64.46

Constant Currency Reporting

Reported revenues	Q4 18	Q3 18	Q2 18	Q1 18	Q4 17
Revenues ($ mn)	2,805	2,755	2,728	2,651	2,569
Sequential growth (%)	1.8	1.0	2.9	3.2	0.7
YoY growth (%)	9.2	8.0	5.4	6.0	5.0

Constant currency – Q o Q	Q4 18	Q3 18	Q2 18	Q1 18	Q4 17
Revenues ($ mn)	2,770	2,762	2,702	2,628	2,552
Sequential growth (%)	0.6	0.8	2.2	2.7	0.0

Constant currency – Y o Y	Q4 18	Q3 18	Q2 18	Q1 18	Q4 17
Revenues ($ mn)	2,723	2,698	2,707	2,659	2,576
YoY growth (%)	6.4	5.8	4.6	6.3	5.3

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	FY 18	Q4 18	Q3 18	Q2 18	Q1 18	FY 17
AUD	0.78	0.79	0.77	0.79	0.75	0.75
EUR	1.18	1.23	1.18	1.18	1.11	1.09
GBP	1.33	1.41	1.33	1.32	1.28	1.30

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	FY 18	Q4 18	Q3 18	Q2 18	Q1 18	FY 17
AUD	7.8	8.1	7.3	7.9	7.8	7.3
EUR	11.3	12.4	11.7	10.8	10.1	9.6
GBP	5.3	5.2	5.4	5.3	5.4	5.8

Revenue Segmentation Growth

(In %)

Geographical segment	Q4 18	Q4 18 CC	FY18	FY18 CC
North America	0.1	0.1	4.5	4.4
Europe	3.6	(0.2)	13.2	8.9
India	(4.8)	(4.9)	6.4	3.3
Rest of the world	8.3	6.3	9.9	7.6

Industry Segment	Q4 18	Q4 18 CC	FY18	FY18 CC
Banking & Financial Services, Insurance	1.1	0.1	7.1	5.9
Manufacturing & Hi-Tech	2.4	1.5	4.2	3.1
Retail & Life Sciences	0.7	(0.7)	3.3	2.0
Energy, Utilities, Communications & Services	3.3	1.8	14.8	12.9